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
                                                                 Morgan Stanley
                                                                 Charter Series
     January 2007
     Monthly Report
This Monthly Report supplements the Charter Funds' Prospectus dated November 8, 2006.
                                                      Issued: February 28, 2007
[LOGO] Morgan Stanley
MORGAN STANLEY CHARTER SERIES
HISTORICAL FUND PERFORMANCE
Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is no guarantee of future results.

                                                                                                            INCEPTION-  COMPOUND
                                                                                                             TO-DATE   ANNUALIZED
                1994    1995 1996 1997 1998   1999    2000  2001    2002   2003  2004   2005  2006   2007     RETURN     RETURN
FUND             %       %    %    %    %      %       %     %       %      %     %      %     %      %         %          %
---------------------------------------------------------------------------------------------------------------------------------
Charter
 Campbell....    --      --  --    --  --      --      --    --    (4.2)   16.3   3.9   9.7    3.1    2.5      34.2       7.0
                                                                  (3 mos.)                          (1 mo.)
---------------------------------------------------------------------------------------------------------------------------------
Charter
 Aspect......   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1) (5.6) (19.6) 10.5    2.4      78.0       4.6
              (10 mos.)                                                                             (1 mo.)
---------------------------------------------------------------------------------------------------------------------------------
Charter
 Graham......    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1   1.3  (16.1)  4.6   (1.4)     91.8       8.6
                                            (10 mos.)                                               (1 mo.)
---------------------------------------------------------------------------------------------------------------------------------
Charter WCM..    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6) (5.3) (0.6)  (2.4)   3.7      5.9        0.7
                                            (10 mos.)                                               (1 mo.)
---------------------------------------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION
330 Madison Avenue, 8th Floor
New York, NY 10017
Telephone (212) 905-2700
Morgan Stanley Charter Series
Monthly Report
January 2007
Dear Limited Partner:
  The Net Asset Value per Unit for each of the four Morgan Stanley Charter Series Funds as of January 31, 2007 was as follows:

                                               % CHANGE
                       FUND             N.A.V. FOR MONTH
                       ---------------------------------
                       Charter Campbell $13.42    2.53%
                       ---------------------------------
                       Charter Aspect   $17.80    2.42%
                       ---------------------------------
                       Charter Graham   $19.18   (1.46)%
                       ---------------------------------
                       Charter WCM      $10.59    3.77%
                       ---------------------------------

  Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.
  The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.
  I would also like to take this opportunity to inform you that we anticipate Schedule K-1 (Form 1065) tax forms reporting each Limited Partner's share of the Partnership income, loss, and deductions for calendar year 2006 will be mailed to holders of non-IRA accounts during the last week of February. Should you have an IRA account and wish to receive a Schedule K-1 tax form, please contact your Morgan Stanley Financial Advisor.
  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 330 Madison Ave., 8th Floor, New York, NY 10017, or your Morgan Stanley Financial Advisor.
  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.
Sincerely,
/s/ Walter J. Davis
Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation,
General Partner of
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter Aspect L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter WCM L.P.
                      This page intentionally left blank.
MORGAN STANLEY CHARTER CAMPBELL L.P.
                                     [CHART]
                    Month ended         YTD ended
                  January 31, 2007    January 31, 2007
                 -----------------    ----------------
Currencies             0.33%              0.33%
Interest Rates         2.62%              2.62%
Stock Indices          0.87%              0.87%
Energies              -1.01%             -1.01%
Metals                 0.04%              0.04%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the global interest rate, global stock index, currency, and metals sectors. These gains were partially offset by losses incurred in the energy sector.
Within the global interest rate sector, short positions in German, British, and U.S. fixed-income futures resulted in gains as prices declined. European fixed-income futures prices initially fell after reports showed confidence in the Euro-Zone economy stayed close to a six-year high in December and unemployment dropped in Germany and the United Kingdom. Additionally, German interest rate futures continued to decline after the European Central Bank announced that inflation risks are a concern, signaling that policy makers may raise interest rates in the near-future, while British interest rate futures dropped sharply after the Bank of England unexpectedly lifted interest rates from 5.0% to 5.25%. Within U.S. markets, prices moved lower throughout the month after stronger-than-expected retail sales data, consumer confidence, and jobs growth suggested that the U.S. Federal Reserve may not cut interest rates during the first quarter of 2007.
MORGAN STANLEY CHARTER CAMPBELL L.P.
(continued)
Additional gains were experienced in the global stock index futures sector from long positions in European equity index futures as stock prices climbed higher on continued optimism about the future of the global economy and after news that German business confidence rose to a record high in January.
Within the currency sector, gains were experienced from short positions in the Swiss franc, British pound, and Australian dollar versus the U.S. dollar as the value of the U.S. dollar strengthened against these currencies after a government report showed that U.S. job growth was unexpectedly higher during December, cooling speculation that the U.S. Federal Reserve may cut interest rates in the near-term. Additionally, the value of the U.S. dollar continued to move higher against most of its major rivals after a report showed the U.S. index of leading economic indicators rose in December and news that the U.S. trade gap contracted for a third consecutive month in November, reaching its narrowest point since July 2005. Smaller gains in the currency markets were experienced, during the second half of January, from newly established long positions in the British pound relative to the U.S. dollar as the value of the British pound moved higher after the surprise interest rate hike by the Bank of England.
Smaller gains were recorded in the metals sector from long positions in gold futures as prices increased after uncertainty regarding the direction of the U.S. dollar and persistent demand from foreign central banks.
These gains were partially offset by losses in the energy sector from long positions in crude oil and oil related products as prices moved lower on skepticism that OPEC may cut production as much as originally pledged. Prices continued to fall after the U.S. government data showed a larger-than-expected increase in domestic inventories of gasoline and heating oil and on a report which showed a decrease in U.S. fuel consumption.
MORGAN STANLEY CHARTER ASPECT L.P.
                                     [CHART]
                    Month ended         YTD ended
                  January 31, 2007    January 31, 2007
                 -----------------    ----------------
Currencies             0.23%              0.23%
Interest Rates         1.97%              1.97%
Stock Indices          0.86%              0.86%
Energies               0.65%              0.65%
Metals                -0.64%             -0.64%
Agriculturals         -0.01%             -0.01%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the global interest rate, global stock index, energy, and currency sectors. These gains were partially offset by losses incurred in the metals sector. Trading results in the agricultural sector were relatively flat for the month.
Within the global interest rate sector, short positions in German, British, and U.S. fixed-income futures resulted in gains as prices declined. European fixed-income futures prices initially fell after reports showed confidence in the Euro-Zone economy stayed close to a six-year high in December and unemployment dropped in Germany and the United Kingdom. Additionally, German interest rate futures continued to decline after the European Central Bank announced that inflation risks are a concern, signaling that policy makers may raise interest rates in the near-future, while British interest rate futures dropped sharply after the Bank of England unexpectedly lifted interest rates from 5.0% to 5.25%. Within U.S. markets, prices moved lower throughout the month after stronger-than-expected retail sales data, consumer confidence, and jobs growth suggested that the U.S. Federal Reserve may not cut interest rates during the first quarter of 2007.
MORGAN STANLEY CHARTER ASPECT L.P.
(continued)
Additional gains were experienced in the global stock index futures sector from long positions in European and U.S. equity index futures as prices climbed higher on continued optimism about the future of the global economy. In addition, European stock prices were boosted after news that German business confidence rose to a record high in January and U.S. equity index futures prices increased sharply after U.S. consumer confidence rose to the highest level since 2004.
Within the energy sector, short positions in crude oil and oil related products recorded gains as prices moved lower on skepticism that OPEC may cut production as much as originally pledged. Prices continued to fall after the U.S. government data showed a larger-than-expected increase in domestic inventories of gasoline and heating oil and on a report which showed a decrease in U.S. fuel consumption.
Further gains were experienced in the currency sector from short positions in the Japanese yen versus the U.S. dollar as the value of the U.S. dollar strengthened after a government report showed that U.S. job growth was unexpectedly higher during December, cooling speculation that the U.S. Federal Reserve may cut interest rates in the near-term.
These gains were partially offset by losses in the metals sector from long positions in zinc, aluminum, and copper futures as a slowdown in the U.S. housing market, as well as rising global inventories, eased concern that supplies for these metals were sufficient to meet demand.
MORGAN STANLEY CHARTER GRAHAM L.P.
                                     [CHART]
                    Month ended         YTD ended
                  January 31, 2007    January 31, 2007
                 -----------------    ----------------
Currencies            -2.46%               -2.46%
Interest Rates         0.84%                0.84%
Stock Indices          1.51%                1.51%
Energies              -0.58%               -0.58%
Metals                -0.34%               -0.34%
Agriculturals         -0.24%               -0.24%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced losses across the currency, energy, metals, and agricultural sector. These losses were partially offset by gains recorded in the global stock index and global interest rate sectors.
Within the currency sector, long positions in the Australian dollar, New Zealand dollar, and euro versus the U.S. dollar resulted in losses as the value of the U.S. dollar strengthened after a government report showed that U.S. job growth was unexpectedly higher during December, cooling speculation that the U.S. Federal Reserve may cut interest rates in the near-term. Additionally, the value of the U.S. dollar continued to move higher against most of its major rivals after a report showed the U.S. index of leading economic indicators rose in December and news that the U.S. trade gap contracted for a third consecutive month in November, reaching its narrowest point since July 2005.
Additional losses were incurred in the energy sector from short positions in natural gas and heating oil futures as prices rose during the latter half of January amid colder weather in the U.S. Northeast.
Within the metals sector, long positions in aluminum and zinc futures recorded losses at the beginning of the month as prices declined amid a slowdown in the U.S. housing market, as well as rising global inventories.
MORGAN STANLEY CHARTER GRAHAM L.P.
(continued)
In the agricultural sector, losses were experienced from long positions in coffee futures as prices fell on speculation that retail price increases imposed by large food companies during the last quarter of 2006 may curb demand in the United States. Additionally, long positions in corn futures recorded smaller losses as prices dropped as the U.S. government announced plans to seek additional sources for alternative fuels.
These losses were partially offset by gains in the global stock index sector from long positions in European, U.S., and Pacific Rim equity index futures as prices climbed higher on continued optimism about the future of the global economy. In addition, European stock prices were boosted after news that German business confidence rose to a record in January. Elsewhere, Australian equity index prices moved higher due to consistently strong earnings from commodity-related stocks, while Hong Kong and Japanese equity index futures prices increased sharply after U.S. consumer confidence rose to the highest since 2004, adding to speculation that sales in the Pacific Rim export market could grow.
Within the global interest rate sector, gains were recorded from short positions in European fixed-income futures as prices fell after reports showed confidence in the Euro-Zone economy stayed close to a six-year high in December and unemployment dropped in Germany and the United Kingdom. Additionally, German interest rate futures continued to decline after the European Central Bank announced that inflation risks are a concern, signaling that policy makers may raise interest rates in the near-future, while British interest rate futures dropped sharply after the Bank of England unexpectedly lifted interest rates from 5.0% to 5.25%.
MORGAN STANLEY CHARTER WCM L.P.
                                     [CHART]
                    Month ended         YTD ended
                  January 31, 2007    January 31, 2007
                 -----------------    ----------------
Currencies             0.43%               0.43%
Interest Rates         2.29%               2.29%
Stock Indices          1.71%               1.71%
Energies               0.91%               0.91%
Metals                -0.42%              -0.42%
Agriculturals         -0.12%              -0.12%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the global interest rate, global index, energy, and currency sectors. These gains were partially offset by losses recorded in the metal and agricultural sectors.
Within the global interest rate sector, short positions in German, British, and U.S. fixed-income futures resulted in gains as prices declined. European fixed-income futures prices initially fell after reports showed confidence in the Euro-Zone economy stayed close to a six-year high in December and unemployment dropped in Germany and the United Kingdom. Additionally, German interest rate futures continued to decline after the European Central Bank announced that inflation risks are a concern, signaling that policy makers may raise interest rates in the near-future, while British interest rate futures dropped sharply after the Bank of England unexpectedly lifted interest rates from 5.0% to 5.25%. Within U.S. markets, prices moved lower throughout the month after stronger-than-expected retail sales data, consumer confidence, and jobs growth suggested that the U.S. Federal Reserve may not cut interest rates during the first quarter of 2007.
MORGAN STANLEY CHARTER WCM L.P.
(continued)
Additional gains were experienced in the global stock index futures sector from long positions in U.S. and European equity index futures as stock prices increased on continued optimism about the future of the global economy. In addition, U.S. equity index futures prices increased sharply after U.S. consumer confidence rose to the highest since 2004 and European stock prices were boosted after news that German business confidence rose to a record in January.
Within the energy sector, short positions in crude oil and oil related products recorded gains as prices moved lower on skepticism that OPEC may cut production as much as originally pledged. Prices continued to fall after U.S. government data showed a larger-than-expected increase in domestic inventories of gasoline and heating oil and on a report which showed that U.S. fuel consumption plunged to the lowest since April 2004.
Further gains were experienced in the currency sector from short positions in the Japanese yen and the Swiss franc versus the U.S. dollar as the value of the U.S. dollar strengthened after a government report showed that U.S. job growth was unexpectedly higher during December, cooling speculation that the U.S. Federal Reserve may cut interest rates in the near-term. Additionally, the value of the U.S. dollar continued to move higher against most of its major rivals after a report showed the U.S. index of leading economic indicators rose in December and news that the U.S. trade gap contracted for a third consecutive month in November, reaching its narrowest point since July 2005.
These gains were partially offset by losses in the metals sector from long positions in zinc, aluminum, and copper futures as a slowdown in the U.S. housing market, as well as rising global inventories, eased concern that supplies for base metals were sufficient to meet demand.
Within the agricultural sector, losses were recorded from short positions in soybean complex and lean hog futures as prices increased. Soybean and soybean meal prices increased on speculative buying and news of persistent global demand, while lean hog futures reversed higher due to sub-freezing temperatures across most of the Midwest region.
MORGAN STANLEY CHARTER SERIES
STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED JANUARY 31, 2007 (UNAUDITED)

                                    MORGAN STANLEY              MORGAN STANLEY               MORGAN STANLEY
                                 CHARTER CAMPBELL L.P.        CHARTER ASPECT L.P.         CHARTER GRAHAM L.P.
                              --------------------------  --------------------------  ---------------------------
                                           PERCENTAGE OF               PERCENTAGE OF                PERCENTAGE OF
                                          JANUARY 1, 2007             JANUARY 1, 2007              JANUARY 1, 2007
                                             BEGINNING                   BEGINNING                    BEGINNING
                                AMOUNT    NET ASSET VALUE   AMOUNT    NET ASSET VALUE    AMOUNT    NET ASSET VALUE
                              ----------  --------------- ----------  --------------- -----------  ---------------
                                  $              %            $              %             $              %
INVESTMENT INCOME
  Interest income (Note 2)     1,657,308         .41         571,785         .46        1,746,867         .42
                              ----------       -----      ----------       -----      -----------       -----
EXPENSES
  Brokerage fees (Note 2)      2,035,160         .50         620,502         .50        2,099,879         .50
  Management fees (Note 2&3)     898,862         .22         206,834         .16          699,959         .17
  Incentive fees (Note 2&3)       --             --          606,772         .49           --             --
                              ----------       -----      ----------       -----      -----------       -----
   Total Expenses              2,934,022         .72       1,434,108        1.15        2,799,838         .67
                              ----------       -----      ----------       -----      -----------       -----
NET INVESTMENT LOSS           (1,276,714)       (.31)       (862,323)       (.69)      (1,052,971)       (.25)
                              ----------       -----      ----------       -----      -----------       -----
TRADING RESULTS
Trading profit (loss):
  Realized                    (4,537,042)      (1.11)      7,042,330        5.67       13,355,428        3.18
  Net change in unrealized    16,095,177        3.95      (3,181,135)      (2.56)     (18,433,595)      (4.39)
                              ----------       -----      ----------       -----      -----------       -----
   Total Trading Results      11,558,135        2.84       3,861,195        3.11       (5,078,167)      (1.21)
                              ----------       -----      ----------       -----      -----------       -----
NET INCOME (LOSS)             10,281,421        2.53       2,998,872        2.42       (6,131,138)      (1.46)
                              ==========       =====      ==========       =====      ===========       =====

                                    MORGAN STANLEY
                                   CHARTER WCM L.P.
                              -------------------------
                                          PERCENTAGE OF
                                         JANUARY 1, 2007
                                            BEGINNING
                                AMOUNT   NET ASSET VALUE
                              ---------  ---------------
                                  $             %
INVESTMENT INCOME
  Interest income (Note 2)      181,104         .41
                              ---------       -----
EXPENSES
  Brokerage fees (Note 2)       221,555         .50
  Management fees (Note 2&3)     73,851         .17
  Incentive fees (Note 2&3)     372,615         .84
                              ---------       -----
   Total Expenses               668,021        1.51
                              ---------       -----
NET INVESTMENT LOSS            (486,917)      (1.10)
                              ---------       -----
TRADING RESULTS
Trading profit (loss):
  Realized                    1,224,028        2.76
  Net change in unrealized      934,456        2.11
                              ---------       -----
   Total Trading Results      2,158,484        4.87
                              ---------       -----
NET INCOME (LOSS)             1,671,567        3.77
                              =========       =====

MORGAN STANLEY CHARTER SERIES
STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED JANUARY 31, 2007 (UNAUDITED)

                             MORGAN STANLEY                        MORGAN STANLEY                       MORGAN STANLEY
                          CHARTER CAMPBELL L.P.                 CHARTER ASPECT L.P.                   CHARTER GRAHAM L.P.
                  ------------------------------------- ------------------------------------ ----------------------------
                       UNITS         AMOUNT    PER UNIT     UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT
                  --------------  -----------  -------- -------------  -----------  -------- --------------  -----------
                                       $          $                         $          $                          $
Net Asset Value,
 January 1, 2007  31,104,088.751  407,032,045   13.09   7,141,838.457  124,100,416   17.38   21,577,744.878  419,975,791
Net Income (Loss)       --         10,281,421     .33         --         2,998,872     .42         --         (6,131,138)
Redemptions         (682,174.481)  (9,154,782)  13.42    (136,165.170)  (2,423,740)  17.80     (518,565.649)  (9,946,089)
Subscriptions           --             --       13.42     230,924.615    4,110,458   17.80      257,760.265    4,943,842
                  --------------  -----------           -------------  -----------           --------------  -----------
Net Asset Value,
 January 31, 2007 30,421,914.270  408,158,684   13.42   7,236,597.902  128,786,006   17.80   21,316,939.494  408,842,406
                  ==============  ===========           =============  ===========           ==============  ===========

                                     MORGAN STANLEY
                                    CHARTER WCM L.P.
                  -------- -----------------------------------
                  PER UNIT     UNITS        AMOUNT    PER UNIT
                  -------- -------------  ----------  --------
                     $                        $          $
Net Asset Value,
 January 1, 2007   19.46   4,341,446.934  44,311,060   10.21
Net Income (Loss)   (.28)        --        1,671,567     .38
Redemptions        19.18     (90,153.692)   (954,728)  10.59
Subscriptions      19.18     670,952.053   7,105,382   10.59
                           -------------  ----------
Net Asset Value,
 January 31, 2007  19.18   4,922,245.295  52,133,281   10.59
                           =============  ==========

  The accompanying notes are an integral part of these financial statements. MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter Aspect L.P. ("Charter Aspect") (formerly Morgan Stanley Charter MSFCM L.P.), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter WCM L.P. ("Charter WCM") (formerly Morgan Stanley
Charter Millburn L.P.) (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures and forward contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). MS&Co. acts as the counterparty on all of the foreign currency forward contracts. In 2007, Morgan Stanley intends to merge Morgan Stanley DW into MS&Co. Upon completion of the merger, the surviving entity, MS&Co., will be the Partnerships' principal U.S. commodity broker-dealer. For Charter Campbell, Morgan Stanley Capital Group Inc. ("MSCG") acts as the counterparty on all of the options on foreign currency forward contracts. Demeter, Morgan Stanley DW, MS & Co., MSIL, and MSCG are wholly-owned subsidiaries of Morgan Stanley.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.
USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.
REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from
MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other Futures Interests.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  The Partnerships' functional currency is the U.S. dollar; however, they transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the Statements of Changes in Net Asset Value. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.
NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.
BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6% of the Partnership's Net Assets as of the first day of each month (a 6% annual rate). Such fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative and offering expenses.
OPERATING EXPENSES. The Partnerships incur monthly management fees and may incur an incentive fee. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.
CONTINUING OFFERING. Units of each Partnership except Charter Campbell are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. Morgan Stanley DW pays all such costs.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  Effective May 1, 2006, Charter Campbell no longer accepts any subscriptions for Units in the Partnership.
REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six month after the closing at which a person first becomes a limited partner. The Request for Redemption must be delivered to a limited partner's local Morgan Stanley Branch Office in time for it to be forwarded and received by Demeter no later than 3:00 p.m., New York City time, on the last day of the month in which the redemption is to be effective. Redemptions must be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
EXCHANGES.  On the last day of the first month which occurs more than six months after a person first becomes a limited partner in each Partnership except Charter Campbell, and at the end of each month thereafter, limited partners may exchange their Units among Charter Aspect, Charter
Graham, and Charter WCM (subject to certain restrictions outlined in the
Limited Partnership Agreements) without paying additional charges.
  Effective May 1, 2006, Charter Campbell no longer accepts any exchanges of Units from any other Charter Series Fund for Units of Charter Campbell. DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.
INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.
DISSOLUTION OF THE PARTNERSHIPS. Charter Aspect will terminate on December 31, 2025 and Charter Campbell, Charter Graham, and Charter WCM will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.
--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:
Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.
Morgan Stanley Charter Aspect L.P.
  Aspect Capital Limited
Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.
Morgan Stanley Charter WCM L.P.
  Winton Capital Management Limited
Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:
MANAGEMENT FEE. Charter Aspect, Charter Graham, and Charter WCM each pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.
  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(concluded)
INCENTIVE FEE. Each Partnership pays a monthly incentive fee equal to 20% of trading profits.
  Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted. When a Trading Advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future.
  Charter Aspect and Charter WCM pays incentive fees to Aspect and Winton, respectively, based upon the performance of each trading advisor beginning December 1, 2006 without regard to any losses incurred by the prior trading advisor(s).
Managed futures investments are speculative, involve a high degree of risk, use significant leverage, are generally illiquid, have substantial charges, are subject to conflicts of interest, and are suitable only for the risk capital portion of an investor's portfolio. Before investing in any managed futures investment, qualified investors should read the prospectus or offering documents carefully for additional information with respect to charges, expenses, and risks. Past performance is no guarantee of future results.
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